UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Integrated Healthcare Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45821T 10 8
(CUSIP Number)

Frederick H. Fogel Silver Point Capital, L.P. 2 Greenwich Plaza, First Floor Greenwich, CT 06830 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.	45821T 10 8	13D

1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

96,000,000

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

96,000,000

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

27.3% 1

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of November 7, 2013 as reported in the Issuer's Form 10-Q filed on November 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP NO.	45821T 10 8	13D

1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

96,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

96,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

27.3% 2

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of November 7, 2013 as reported in the Issuer's Form 10-Q filed on November 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP NO.	45821T 10 8	13D

1		NAMES OF REPORTING PERSONS

Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

96,000,000

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

96,000,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

27.3% 3

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

3

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of November 7, 2013 as reported in the Issuer's Form 10-Q filed on November 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

Explanatory Note

                      This amendment is being filed to amend the Schedule 13D originally filed by Silver Point Capital, L.P., Edward A. Mulé and Robert J. O'Shea on April 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2010, Amendment No. 2 to Schedule 13D filed on February 12, 2013 and Amendment No. 3 to Schedule 13D filed on September 13, 2013 (as amended, the "Schedule 13D").  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                      Purpose of Transaction

                       Item 4 is hereby amended by inserting the following as the new last paragraphs:

                      SPCP and the Chaudhuri Shareholders are no longer pursuing SPCP's financing of the Proposed Share Acquisition by the Chaudhuri Affiliate pursuant to the Chaudhuri Loan.  Consequently, SPCP and the Chaudhuri Shareholders have ceased discussions regarding such financing and other transactions related thereto.

                      Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase shares of Common Stock (including by exercise of Warrants) or other securities of the Issuer, (ii) sell or transfer the Warrants or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Warrants or Common Stock or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

                      In addition, the Reporting Persons may exercise from time to time their various respective rights to purchase Common Stock as described in this Schedule 13D, as well as the other rights conferred by the Warrants.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                      The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.                      Material to be filed as Exhibits

                      Exhibit 1 – Joint Filing Agreement, dated as of February 20, 2014, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2014

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

/s/ Frederick H. Fogel
Title: Attorney-in-fact

Robert J. O'Shea

/s/ Frederick H. Fogel
Title: Attorney-in-fact

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 20, 2014

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

/s/ Frederick H. Fogel
Title: Attorney-in-fact

Robert J. O'Shea

/s/ Frederick H. Fogel
Title: Attorney-in-fact